[Reference Translation]

July 3, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares conducted in June pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on May 8, 2024, as follows:

1. Class of shares to be repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	0 shares

3. Total purchase price:	JPY 0

4. Period of repurchase:	From June 1, 2024 to June 30, 2024

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on May 8, 2024

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	410 million shares (maximum)

(3) Total purchase price for repurchase of shares	JPY 1 trillion (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of June 30, 2024)

(1) Total number of shares repurchased:	0 shares

(2) Total purchase price for repurchased shares:	JPY 0